

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of January 31, 2025

The principal balances and results accumulated for the period ending January 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,823,901
Loans and accounts receivables from customers and banks, net	39,618,276
Loans and accounts receivables from customers at fair value, net	85,274
Financial instruments	8,184,205
Financial derivative contracts	12,381,090
Other asset ítems	4,645,435
Total assets	**66,738,181**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,479,331
Time deposits and other time liabilities	17,093,599
Issued debt and regulatory capital instruments	10,037,285
Financial derivative contracts	12,488,889
Other liabilities ítems	9,276,456
Total equity	4,362,621
Total liabilities and Equity	**66,738,181**

Equity attributable to:	
Equity holders of the Bank	4,258,979
Non-controlling interest	103,642

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	142,595
Net fee and commission income	53,050
Result from financial operations	22,889
Total operating income	**218,534**
Provision for loan losses	(47,249)
Support expenses	(75,922)
Other results	(7,636)
Income before tax	**87,727**
Income tax expense	(18,899)
Net income for the period	**68,828**

Attributable to:	
Equity holders of the Bank	68,270
Non-controlling interest	558

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Enero de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Enero de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.823.901
Créditos y cuentas por cobrar a clientes y bancos	39.618.276
Créditos y cuentas por cobrar a clientes a valor razonable	85.274
Instrumentos financieros	8.184.205
Contratos de derivados financieros	12.381.090
Otros rubros del activo	4.645.435
Total Activos	**66.738.181**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.479.331
Depósitos y otras captaciones a plazo	17.093.599
Instrumentos de deuda y capital regulatorio emitidos	10.037.285
Contratos de derivados financieros	12.488.889
Otros rubros del pasivo	9.276.456
Total patrimonio	4.362.621
Total Pasivos y Patrimonio	**66.738.181**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.258.979
Interés no controlador	103.642

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	142.595
Ingresos netos de comisiones	53.050
Resultado de operaciones financieras	22.889
Total ingresos operacionales	**218.534**
Gasto de pérdidas crediticias	(47.249)
Gastos de apoyo	(75.922)
Otros resultados	(7.636)
Resultado antes de impuesto	**87.727**
Impuesto a la renta	(18.899)
Utilidad consolidada del periodo	**68.828**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	68.270
Interés no controlador	558

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

¿Qué podemos hacer por ti hoy?

